PROSPECTUS SUPPLEMENT ISSUED January 30, 1996 (Subject to Completion) (To Prospectus dated March 29, 1995)
                                1,500,000 PERQS(SM)

                     Performance Equity-linked Redemption
                           Quarterly-pay Securities(SM)

                           Morgan Stanley Group Inc.
                           % PERQS DUE FEBRUARY  , 1999
                       ________________________________

          Issue Price and Amount Payable at Maturity based on the per
                      American Depositary Share price of
                 Telecomunicacoes Brasileiras S.A. - Telebras
                       ________________________________

   The issue price (the "Issue Price") of each of the             %
Performance Equity-linked Redemption Quarterly-pay Securities(SM) Due February
   , 1999 ("PERQS") of Morgan Stanley Group Inc. (the "Company") being offered
hereby will be $       (the closing price of the American Depositary Shares
(the "Telebras American Depositary Shares") of Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras") on February , 1996, as reported on the New York Stock Exchange Composite Tape). Each Telebras American Depositary Share represents 1,000 Preferred Shares, without par value, of Telebras ("Preferred Shares"). The PERQS will mature on the earlier of (i) February , 1999 (subject to extension upon the occurrence of certain Non-Trading Days) and
(ii) the Business Day immediately preceding any Delisting Date, but in no event later than February , 1999. The Delisting Date will be the first date on which the Telebras American Depositary Shares or the American depositary shares or the shares of capital stock of any Telebras Survivor (as defined herein) are not listed on any U.S. national securities exchange or traded through the facilities of a U.S. national securities system or is permanently suspended from trading on each U.S. securities exchange and U.S. securities system on which it is then listed.

   The amount payable at maturity with respect to each PERQS will equal the
lesser of (i)   % of the Issue Price and (ii) the average Closing Price of the
Telebras American Depositary Shares for the 10 Trading Days ending on the second Business Day prior to maturity, in each case subject to adjustment as a result of certain dilution events. See "Description of Securities--Dilution Adjustments." Interest on each PERQS is payable quarterly on each February ,
May , August  and November , at the rate of           % of the Issue Price per
annum (or $          per annum), beginning May , 1996. The PERQS are not
subject to redemption by the Company prior to maturity.
                        _______________________________

         SEE "RISK FACTORS" ON PAGES S-4 THROUGH S-7 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS
                        _______________________________

Telebras is neither affiliated with the Company nor involved in this offering of PERQS. See "Risk Factors--Lack of Affiliation Between the Company and Telebras."


The PERQS have been approved for listing on the American Stock Exchange, Inc.
             (the "AMEX"), subject to official notice of issuance.
                    The AMEX symbol for the PERQS is "TBM."


 "PERQS" and "Performance Equity-linked Redemption Quarterly-pay Securities"
                       are service marks of the Company.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A
                        CRIMINAL OFFENSE.

                             --------------------
                             PRICE $     A  PERQS
                             --------------------

                                      Underwriting
                                      Discounts and         Proceeds to
              Price to Public(1)     Commissions(2)        Company(1)(3)
              ------------------    -----------------    -----------------
Per PERQS.    $                     $                    $
Total(4)..        $                    $                    $

___________
(1) Plus accrued interest from      , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $        .
(4) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to an aggregate of 225,000 additional PERQS at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
    and proceeds to Company will be $       , $        and $       ,
    respectively.  See "Underwriters."


   The PERQS are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the PERQS will be made on or about           , 1996, at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.



MORGAN STANLEY & CO.                                 OPPENHEIMER & CO., INC.
       Incorporated

                , 1996



INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




            TABLE OF CONTENTS


                                           Page
                                           ----

          Prospectus Supplement

Telecomunicacoes Brasileiras S.A.
   - Telebras..............................S-3
Risk Factors...............................S-4
Price Range of Telebras American
   Depositary Shares and Telebras
   Preferred Shares and Dividend
   History of Telebras American
   Depositary Shares.......................S-8
Use of Proceeds and Hedging................S-9
Morgan Stanley Group Inc...................S-10
Consolidated Ratio of Earnings
   to Fixed Charges........................S-10
Description of Securities..................S-11
Certain U.S. Federal Income
   Tax Considerations......................S-17
ERISA Matters for Pension Plans and
   Insurance Companies.....................S-19
Underwriters...............................S-19


                                           Page
                                           ----

                 Prospectus

Available Information.......................2
Incorporation of Certain Documents
    by Reference............................2
The Company.................................3
Use of Proceeds.............................3
Consolidated Ratios of Earnings
    to Fixed Charges and Earnings
    to Fixed Charges and Preferred to
    Fixed Charges Stock Dividends...........3
Description of Debt Securities..............4
Description of Debt Warrants................11
Limitations on Issuance of Bearer Debt
    Securities and Bearer Debt Warrants.... 13
Description of Capital Stock................14
Plan of Distribution........................25
Legal Matters...............................26
Experts.....................................26
ERISA Matters for Pension Plans and
    Insurance Companies.....................27

                            ======================

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PERQS OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                 Telecomunicacoes Brasileiras S.A. - Telebras

   According to publicly available documents, Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras"), a corporation organized under the laws of The Federal Republic of Brazil ("Brazil"), is engaged, together with its subsidiaries, in providing local and long distance telephone service in Brazil. Telebras is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Telebras files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports and other information may be inspected and copied at certain offices of the Commission and at the offices of the New York Stock Exchange, Inc. (the "NYSE") at the addresses listed under "Available Information" in the accompanying Prospectus.

   THIS PROSPECTUS SUPPLEMENT RELATES ONLY TO THE PERQS OFFERED HEREBY AND DOES NOT RELATE TO THE TELEBRAS AMERICAN DEPOSITARY SHARES, TELEBRAS PREFERRED SHARES OR OTHER SECURITIES OF TELEBRAS. ALL DISCLOSURES CONTAINED IN THIS PROSPECTUS SUPPLEMENT REGARDING TELEBRAS ARE DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR ANY OF THE UNDERWRITERS HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO THE INFORMATION PROVIDED THEREIN. NEITHER THE COMPANY NOR ANY OF THE UNDERWRITERS MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING TELEBRAS ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF TELEBRAS AMERICAN DEPOSITARY SHARES (AND THEREFORE THE ISSUE PRICE OF THE PERQS) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING TELEBRAS COULD AFFECT THE AMOUNT PAYABLE AT MATURITY WITH RESPECT TO THE PERQS AND THEREFORE THE TRADING PRICES OF THE PERQS.

   NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION TO ANY PURCHASER OF PERQS AS TO THE PERFORMANCE OF TELEBRAS, TELEBRAS AMERICAN DEPOSITARY SHARES, TELEBRAS PREFERRED SHARES OR OTHER SECURITIES OF TELEBRAS.

   Unless otherwise specified, in this Prospectus Supplement all references to
(i) "reais," the "real" or "R$" are to Brazilian reais (plural) or to the Brazilian real (singular), the legal currency of Brazil, and (ii) "U.S. dollars" or "US$" or "$" are to United States dollars.

                                 RISK FACTORS

   PERQS are innovative securities. An investment in PERQS entails significant risks not associated with an investment in a conventional debt security. In accordance with the American Stock Exchange, Inc. (the "AMEX") requirements, each Underwriter and any dealer may only sell PERQS to investors whose accounts have been specifically approved by such Underwriter for trading equity-linked securities.

   As described in more detail below, the trading price of the PERQS may vary considerably prior to maturity due to, among other things, fluctuations in the price of Telebras American Depositary Shares and other events that are difficult to predict and are beyond the Company's control.

Comparison to Other Debt Securities

   The terms of the PERQS differ from those of other debt securities in that the amount payable at maturity is not fixed, but is based on the price of Telebras American Depositary Shares. There can be no assurance that the amount payable at maturity will be equal to or greater than the Issue Price. If the price of Telebras American Depositary Shares at maturity is less than the Issue Price, the amount payable at maturity will also be less, in which case an investment in PERQS may result in a loss.

Delisting of Telebras American Depositary Shares

   If not previously repaid, the PERQS will mature on the Business Day immediately preceding the first date (the "Delisting Date") on which the Telebras American Depositary Shares or the American depositary shares or the shares of capital stock of any Telebras Survivor, as the case may be, are not listed on any U.S. national securities exchange or traded through the facilities of a U.S. national securities system subject to last sale reporting or is permanently suspended from trading (within the meaning of the Exchange Act and the rules and regulations thereunder) on each U.S. securities exchange and U.S. securities system on which it is then listed. See "Description of Securities -- Delisting of Telebras American Depositary Shares" in this Prospectus Supplement. If a Delisting Date occurs, investors would realize a net total return on the PERQS which may be materially lower than anticipated. Moreover, it is possible that if a Delisting Date were to occur, it might occur at a time when the price of Telebras American Depositary Shares or the American depositary shares or capital stock of any Telebras Survivor, as the case may be, is materially lower than the Issue Price. In such case, the amount payable at maturity of the PERQS would be less, resulting in a loss on an investment in the PERQS. No assurance may be given that a Delisting Date will not occur.

Relationship of PERQS and Telebras American Depositary Shares

   The market price of PERQS at any time is expected to be affected primarily by changes in the price of Telebras American Depositary Shares. As indicated in "Price Range of Telebras American Depositary Shares and Telebras Preferred Shares and Dividend History of Telebras American Depositary Shares" in this Prospectus Supplement, the price of Telebras American Depositary Shares has been volatile during certain recent periods.

   It is impossible to predict whether the price of Telebras American Depositary Shares will rise or fall. Trading prices of Telebras American Depositary Shares will be influenced by Telebras' financial results and prospects and by complex and interrelated political, economic, financial and other factors in Brazil and elsewhere, including factors affecting capital markets generally, the stock exchanges on which Telebras American Depositary Shares and Preferred Shares are traded and the market segment of which Telebras is a part. See "Telecomunicacoes Brasileiras S.A. - Telebras" in this Prospectus Supplement.

Dilution of Telebras Preferred Shares

   The amount payable at maturity with respect to the PERQS is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, extraordinary cash dividends and certain other events that affect Telebras' capital structure and is also subject to adjustment for certain changes in the number of Preferred Shares represented by each Telebras American Depositary Share. See "Description of Securities -- Dilution Adjustments" in this Prospectus Supplement. The amount payable at maturity of the PERQS is not adjusted for other events, such as offerings of Telebras American Depositary Shares or Preferred Shares for cash, that may adversely affect the price of Telebras American Depositary Shares and, because of the relationship of such amount to the price of Telebras American Depositary Shares, may adversely affect the trading price of PERQS. There can be no assurance that Telebras will not make offerings of Telebras American Depositary Shares or Preferred Shares or other equity securities in the future or as to the amount of such offerings, if any.

Lack of Affiliation Between the Company and Telebras

   The Company is not affiliated with Telebras and, although the Company has no knowledge that any of the events described in the preceding subsection are currently being contemplated by Telebras and as of the date of this Prospectus Supplement does not have any material non-public information concerning Telebras, such events are beyond the Company's ability to control and are difficult to predict.

   Telebras is not involved in the offering of the PERQS and has no obligations with respect to the PERQS, including any obligation to take the interests of the Company or of holders of PERQS into consideration for any reason. Telebras will not receive any of the proceeds of the offering of the PERQS made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of the PERQS offered hereby or the determination or calculation of the amount to be paid to holders of PERQS at maturity. Telebras is not involved with the administration, marketing or trading of the PERQS and has no obligations with respect to the amount to be paid to holders of PERQS at maturity.

Possible Illiquidity of the Secondary Market

   It is not possible to predict how the PERQS will trade in the secondary market or whether such market will be liquid or illiquid.

   At issuance, the PERQS will be listed on the AMEX. However, there can be no assurance that the PERQS will not later be delisted or that trading in the PERQS on the AMEX will not be suspended. In the event of a delisting or suspension of trading on the AMEX, the Company will use its best efforts to list the PERQS on another national securities exchange. The PERQS will not be redeemable as a result of any such delisting or suspension of trading. If the PERQS are not listed or traded on any U.S. national securities exchange or through the facilities of a U.S. national securities system, or if trading of the PERQS is suspended, pricing information for the PERQS may be more difficult to obtain, and the liquidity and market prices of the PERQS may be adversely affected.

Currency Exchange Rates

   Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will affect the U.S. dollar equivalent of the Brazilian real price of Preferred Shares on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the principal trading market for the Preferred Shares, and on the Bolsa de Valores do Rio de Janeiro (the "Rio Stock Exchange") and the other Brazilian stock exchanges and, as a result, will likely affect the market price of the Telebras American Depositary Shares, which may consequently affect the amount payable at maturity of the PERQS.

   On August 1, 1993, the cruzeiro real replaced the cruzeiro as the unit of Brazilian currency, with each cruzeiro real being equal to 1,000 cruzeiros. Beginning in December 1993, the Brazilian federal government (the "Brazilian Federal Government") began implementation of the Real Plan, which was intended to reduce inflation. On July 1, 1994, the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reals and initially having an exchange rate of R$1.00 to US$1.00.

   According to Brazilian law, the issuance of reais is controlled by quantitative limits backed by a corresponding amount of U.S. dollars in reserves, but the Brazilian Federal Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling. In March 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, and established a band within which the real/U.S. dollar exchange rate could fluctuate. The Banco Central do Brasil (the "Brazilian Central Bank") initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that after May 2, 1995, the band would fluctuate between R$0.88 and R$0.98 per US$1.00. Shortly thereafter, the Brazilian Central Bank reset the band between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank reset the band between $0.91 and R$0.99 per US$1.00. There can be no assurance that this intervention policy will not be altered in the future. On January 26, 1996, the commercial buying rate for the purchase of U.S. dollars (the "Commercial Market Rate") as reported by the Brazilian Central Bank was R$0.9780 per US$1.00.

   The following table sets forth information on Commercial Market Rates, for the periods indicated, expressed in reais per U.S. dollar. Amounts expressed in reais have been translated from the predecessor currencies in effect during the relevant period at the rates of exchange at the time the successor currency took effect.

               Period         Period-end      High          Low
               ------         ----------      ----          ---

               1990           0.000062        0.000062       0.000004
               1991           0.000389        0.000389       0.000062
               1992           0.004505        0.004505       0.000389
               1993           0.118584        0.118584       0.004505
               1994           0.846000        1.000000       0.118584
               1995           0.972500        0.972600       0.834000
               1996(1)        0.978000        0.980000       0.972000


               -------------
               (1) Through January 26, 1996
               Source:  Brazilian Central Bank.

   The noon buying rate in New York City for cable transfers in reais as certified by the Federal Reserve Bank of New York has not been consistently reported for Brazilian currency during the periods for which data are presented in this Prospectus Supplement. No representation is made that the real or U.S. dollar amounts shown in this Prospectus Supplement could have been or could be converted into U.S. dollars or reais, as the case may be, at any particular rate or at any rate.

   The information presented in this Prospectus Supplement relating to the exchange rate of the U.S. dollar as compared to the Brazilian real is furnished as a matter of information only. The Brazilian real has been subject to large devaluations in the past and may be subject to significant fluctuations in the future. The fluctuations in the Brazilian currency/U.S. dollar exchange rate that have occurred in the past are not necessarily indicative of fluctuations in that rate that may occur over the term of the PERQS.

   The spot exchange rates between the Brazilian real and U.S. dollar are at any moment a result of the supply of and demand for the currencies being compared, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil, the United States and other countries important to international trade and finance.

Exchange Controls

   According to publicly available documents referred to under "Telecomunicacoes Brasileiras S.A. - Telebras," the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation. Regulations of the Brazilian National Monetary Council provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Telebras American Depositary Shares have been approved under such regulations by the Brazilian Central Bank and the Comissao de Valores Mobiliarios (the Brazilian securities commission). Accordingly, the proceeds from the sale of Telebras American Depositary Shares by holders outside Brazil are free of Brazilian foreign investment controls.
A certificate of capital registration has been issued in the name of the depositary for the Telebras American Depositary Shares (the "Depositary") with respect to the Telebras American Depositary Shares and is maintained by Banco Itau S.A. (the "Custodian") on behalf of the Depositary. Pursuant to the certificate, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by Telebras American Depositary Shares into foreign currency and remit the proceeds outside Brazil.

   Under current Brazilian legislation, the Brazilian Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian Federal Government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Federal Government directives. There can be no assurance that the Brazilian Federal Government will not impose similar or other restrictions on foreign repatriations in the future.

   The price of Telebras American Depositary Shares could be adversely affected by delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the Telebras American Depositary Shares.

Other Considerations

   It is suggested that prospective investors who consider purchasing PERQS should reach an investment decision only after carefully considering with their advisors the suitability of an investment in PERQS in light of their particular circumstances. Investors should also consider the tax consequences of investing in PERQS. See "Certain U.S. Federal Income Tax Considerations" in this Prospectus Supplement.


   PRICE RANGE OF TELEBRAS AMERICAN DEPOSITARY SHARES AND TELEBRAS PREFERRED
      SHARES AND DIVIDEND HISTORY OF TELEBRAS AMERICAN DEPOSITARY SHARES

   The principal trading market for the Preferred Shares is the Sao Paulo Stock Exchange. The Preferred Shares are also traded on the Rio Stock Exchange and the seven other Brazilian stock exchanges. Telebras American Depositary Shares, issued by The Bank of New York, as Depositary, each representing 1,000 Preferred Shares, have traded on the NYSE since November 1, 1995 and previously were traded in the U.S. over-the-counter market, where dealers' prices for the Telebras American Depositary Shares were quoted in the "pink sheets" published by the National Quotations Bureau, Inc.

   The table below sets forth the high and low closing sales prices for the Preferred Shares on the Sao Paulo Stock Exchange for the periods indicated. Such high and low closing sales prices are stated in reais but reflect the Brazilian-currency at its historical value rather than constant reais of January 26, 1996 purchasing power. The table also sets forth such sales prices translated into U.S. dollars at the Commercial Market Rate for each of the respective dates of such quotations. See "Risk Factors--Currency Exchange Rates" for information with respect to exchange rates applicable during the periods set forth below.


                                      Closing sales prices
                             ----------------------------------------
                              Nominal reais           U.S. Dollars
                                per 1,000               per 1,000
                             Preferred Shares        Preferred Shares
                             ----------------        ----------------
                               High    Low             High     Low
                               ----    ---             ----     ---
   1993:
   First quarter(1) . . . .    29.97   21.53           27.15    19.50
   Second quarter . . . . .    42.16   25.98           39.05    24.06
   Third quarter. . . . . .    47.30   30.79           44.90    29.23
   Fourth quarter . . . . .    45.11   32.89           46.19    33.68

   1994:
   First quarter. . . . . .    31.80   28.50           49.84    44.67
   Second quarter . . . . .    38.00   36.10           19.90    18.38
   Third quarter  . . . . .    52.40   46.40           57.90    51.27
   Fourth quarter . . . . .    53.00   37.00           61.39    42.85

   1995:
   First quarter. . . . . .    33.80   23.00           36.34    24.73
   Second quarter . . . . .    36.00   30.75           37.20    31.19
   Third quarter(2) . . . .    46.20   30.35           48.58    33.03
   Fourth quarter . . . . .    47.60   36.15           49.28    37.54

   1996:
   First quarter (through
         January 26, 1996)     54.20   48.25           55.36    49.64

-------------
(1) Source: Data through June 30, 1995 from publicly available documents referred to under "Telecomunicacoes Brasileiras S.A. -- Telebras."
(2) Source: Date from July 1, 1995 from Bloomberg Financial Markets.



   The table below sets forth, for the periods indicated, the high and low closing sales prices for the Telebras American Depositary Shares in the U.S. over-the-counter market as reported on the OTC Bulletin Board during the period from July 1, 1994 through October 31, 1995 and on the New York Stock
Exchange Composite Tape from November 1, 1995 through January 26, 1996.   Such
high and low closing sales prices are stated in U.S. dollars.


                                                 OTC Bulletin Board                        New York Stock Exchange
                                      -----------------------------------------    ----------------------------------------
                                         U.S. Dollars per Telebras American           U.S. Dollars per Telebras American
                                                  Depositary Share                             Depositary Share
                                      -----------------------------------------    ----------------------------------------
                                             High                   Low                   High                   Low
                                      -------------------    ------------------    -------------------    -----------------
1994:
          Third Quarter...........          62.000                 38.375                  --                    --
          Fourth Quarter..........          62.500                 41.625                  --                    --
1995:
          First Quarter...........          42.500                 20.125                  --                    --
          Second Quarter..........          40.250                 26.049                  --                    --
          Third Quarter...........          49.000                 33.125                  --                    --
          Fourth Quarter (through
          October 31, 1995).......          47.584                 40.000                  --                    --
          Fourth Quarter (from
          November 1, 1995).......            --                     --                  48.625                37.750
1996:
          First Quarter (through
          January 26, 1996).......            --                     --                  55.625                50.875

----------------
(1) Source: Data through October 31, 1995 from OTC Bulletin Board.
(2) Source: Data from November 1, 1995 from Bloomberg Financial Markets.


   On January 26, 1996, the closing price of the Telebras Preferred Shares as reported on the Sao Paulo Stock Exchange was R$52.30 and the closing price of the Telebras American Depositary Shares as reported on the NYSE Composite Tape was $53.875.

   The information presented in this Prospectus Supplement relating to sales prices on the Sao Paulo Stock Exchange for Preferred Shares and sales prices in the U.S. over-the-counter market and on the NYSE for Telebras American Depositary Shares is furnished as a matter of information only. Fluctuations in or levels of sales prices that have occurred in the past are not necessarily indicative of fluctuations in or levels of the sales prices of Telebras American Depositary Shares or Preferred Shares that may occur over the term of the PERQS.

   Each Telebras American Depositary Share represents 1,000 Preferred Shares. For the years 1993, 1994 and 1995, holders of Telebras American Depositary Shares received cash dividends of $1.064, $0.3082 and $0.3239, respectively, per Telebras American Depositary Share. The Company makes no representation as to the amount of dividends, if any, that Telebras will pay in the future or the currency exchange rate that will be available in the future. In any event, holders of PERQS will not be entitled to receive any dividends that may be payable on Preferred Shares or Telebras American Depositary Shares.


                          USE OF PROCEEDS AND HEDGING

   In connection with hedging the Company's obligations under the PERQS, an amount equal to approximately half of the proceeds to be received by the Company from the sale of the PERQS (excluding any PERQS held for sale by Morgan Stanley & Co. Incorporated ("MS & Co.")) is being used by the Company or one or more of its affiliates shortly prior to, at or shortly following the initial offering of the PERQS (i) to acquire Telebras American Depositary Shares or other securities of Telebras, (ii) to take positions in listed or over-the-counter options contracts on Telebras American Depositary Shares or any other securities of Telebras or in other instruments based on securities of Telebras or (iii) to take positions in any other instruments that it may wish to use in connection with hedging the Company's obligations under the PERQS. The balance of such proceeds will be used for general corporate purposes. See "Use of Proceeds" in the accompanying Prospectus. From time to time after the initial offering and prior to the maturity of the PERQS, depending on market conditions (including the market prices of Telebras American Depositary Shares or other securities of Telebras and the number of PERQS, if any, then held for resale by MS & Co.), the Company or one or more of its affiliates will increase or decrease their initial hedging positions. In addition, the Company or one or more of its affiliates may purchase or otherwise acquire a long or short position in PERQS from time to time and may, in their sole discretion, hold or resell such PERQS. If the Company or one or more of its affiliates have a long hedge position in any of (a) Telebras American Depositary Shares, (b) other securities of Telebras, (c) listed or over-the-counter options contracts in Telebras American Depositary Shares or other securities of Telebras, (d) other instruments based on securities of Telebras or (e) other instruments that it may wish to use in connection with such hedging, the Company or one or more of its affiliates may liquidate a portion of their holdings at or about the time of the maturity of the PERQS. Depending on future market conditions, among other things, the aggregate amount and the composition of such positions are likely to vary over time.
The hedging activity discussed above may affect the Issue Price, the trading price or the amount payable upon maturity of the PERQS. However, the Company does not expect that these hedging activities will have such effects.


                           MORGAN STANLEY GROUP INC.

   Morgan Stanley Group Inc. is a holding company that, through its subsidiaries, provides a wide range of financial services on a global basis. Its businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities; merchant banking and other principal investment activities; brokerage and research services; asset management; the trading of foreign exchange and commodities as well as derivatives on a broad range of asset categories, rates and indices; and global custody, securities clearance services and securities lending. These services are provided to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individual investors. The Company, which was formed in 1935, conducts business from its head office in New York City, international branches or representative offices in Beijing, Bombay, Frankfurt, Geneva, Hong Kong, Johannesburg, London, Luxembourg, Madrid, Melbourne, Milan, Montreal, Moscow, Osaka, Paris, Seoul, Shanghai, Singapore, Sydney, Taipei, Tokyo, Toronto and Zurich, and United States regional offices in Chicago, Los Angeles and San Francisco.


                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the consolidated ratio of earnings to fixed charges for the Company for the periods indicated. Information for the seven months ended August 31, 1995 and the six months ended August 31, 1995 and July 31, 1994 was derived from unaudited condensed consolidated financial statements.

                                           Six
                                         Months
                     Seven Months         Ended            Six                     Fiscal
                        Ended          August 31,      Months Ended              Year Ended                  Year Ended
                   August 31, 1995       1995         July 31, 1994          January 31,                    December 31,
                   ----------------    -----------    --------------    -----------------------------    ------------------
                                                                          1995        1994      1993      1991       1990
                                                                        ---------    ------    ------    -------    -------
Ratio of
earnings to
fixed charges..          1.1               1.2             1.1             1.1        1.2       1.2        1.2        1.1

   For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges (exclusive of preferred stock dividends). Fixed charges, for the purpose of calculating the ratio of earnings to fixed charges, consist solely of interest expense, capitalized interest and that portion of rentals representative of an interest factor.

                           DESCRIPTION OF SECURITIES

   The following description of the terms of the PERQS offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. In particular, as used under this caption, the term "Company" means Morgan Stanley Group Inc. The following summary of the PERQS is qualified in its entirety by reference to the Senior Debt Indenture referred to in the accompanying Prospectus.

General

   The aggregate number of PERQS to be issued will be 1,500,000, subject to the over-allotment option granted by the Company to the Underwriters (see "Underwriters" herein). The PERQS will constitute part of the senior debt of the Company, will be issued under the Senior Debt Indenture described in the accompanying Prospectus and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The PERQS will mature on the earlier of
(i) February     , 1999 (subject to extension as described below under
"Extension of Maturity for Non-Trading Days") and (ii) the Business Day immediately preceding any Delisting Date, but in no event later than on
  , 1999.  At maturity, the holder of a PERQS will be entitled to receive the
lesser of (A)    % of the Issue Price and (B) the average Closing Price per share of Telebras American Depositary Shares for the 10 Trading Days ending on the second Business Day prior to maturity, in each case subject to adjustment as a result of certain dilution events (see "Dilution Adjustments" below).

   The maximum aggregate amount payable at maturity of the PERQS is therefore
$          ($          , if the Underwriter's over-allotment option is
exercised in full). The Company may, however, "reopen" the issue of PERQS and issue additional PERQS at a later time or issue additional Debt Securities or other securities with terms similar to those of the PERQS, and any such issuances may affect the trading value of the PERQS.

   The "Delisting Date" will be the first date on which the Telebras American Depositary Shares or the American depositary shares or the shares of capital stock of any Telebras Survivor, as the case may be, are not listed on any U.S. national securities exchange or U.S. national securities system subject to last sale reporting or is permanently suspended from trading (within the meaning of the Exchange Act and the rules and regulations thereunder) on each U.S. securities exchange and U.S. securities system on which it is then listed. The "Closing Price" of any security on any date means the closing sale price or last reported sale price of such security on the NYSE on such date or, if such security is not listed for trading on the NYSE on any such date, on such other U.S. national securities exchange or U.S. national securities system that is the primary market for the trading of such security. A "Trading Day" for any security means a Business Day on which the security the Closing Price of which is being determined (A) is not suspended from trading on any U.S. national securities exchange or U.S. national securities system at the close of business on such Business Day and (B) has traded at least once on such Business Day on the U.S. national securities exchange or U.S. national securities system that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, the AMEX or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

Extension of Maturity for Non-Trading Days

   In the event that any of the 10 Business Days ending on the second Business
Day prior to January     , 1999 is not a Trading Day (a "Non-Trading Day"),
the PERQS will not mature on January     , 1999, but the maturity of the PERQS
will be extended one Trading Day for each Non-Trading Day; provided, however,
that the PERQS will mature in any event not later than on            , 1999.
The PERQS will continue to accrue interest until the principal amount of the PERQS is paid at maturity, which, in the event that the maturity of the PERQS is extended as a result of one or more Non-Trading Days, will be payable to the holders of PERQS on the date of such extended maturity. In the case of a PERQS evidenced by a Certificate (as defined below), the Company shall promptly notify the holder of such Certificate, by first-class mail, of such extension of maturity. In the case of Book-Entry PERQS (as defined below), notice of such extension of maturity shall promptly be sent by first-class mail to the Depositary (as defined below). In each case, the Company also will contemporaneously publish notice of such extension of maturity in a United States newspaper with a national circulation (currently expected to be The Wall Street Journal).

Delisting of Telebras American Depositary Shares

   If not previously repaid, the PERQS will mature on the Business Day immediately preceding any Delisting Date. The amount to which the holder of a PERQS will be entitled if a Delisting Date occurs shall be calculated as described under " -- General," above. See also "Risk Factors -- Delisting of Telebras American Depositary Shares" above. In the case of a PERQS evidenced by a Certificate, the Company shall promptly notify the holder of such Certificate, by first-class mail, of such Delisting Date. In the case of Book-Entry PERQS, notice of any Delisting Date shall promptly be sent by first-class mail to the Depositary. In each case, the Company also will contemporaneously publish notice of such Delisting Date in a United States newspaper with a national circulation (currently expected to be The Wall Street Journal).

Interest

   Each PERQS will bear interest from February, 1996 at the rate of% of the
Issue Price per annum (or $      per annum) until the amount payable at
maturity thereof is paid or made available for payment. Interest on the PERQS will be payable quarterly in arrears on each February, May, August and November (each an "Interest Payment Date"), beginning May, 1996, and at maturity. Interest on the PERQS will be computed on the basis of a 360-day year of twelve 30-day months. The interest to be paid on , 1996 will be $
             per PERQS. Each payment of interest in respect of an Interest Payment Date will include interest accrued to but not including such Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment. Interest payable on a PERQS on any Interest Payment Date will be paid to the person in whose name such PERQS is registered at the close of business on the applicable Record Date (as defined below); provided that the interest payable upon maturity will be payable to the person to whom principal is payable. "Record Date" means, for any Interest Payment Date, the date 15 calendar days prior to such Interest Payment Date, whether or not such Record Date is a Business Day.

   Payments of interest, other than interest payable at maturity, will be made by check mailed to the address of the person entitled thereto as shown on the register maintained by the registrar for the PERQS. Payments of principal and interest upon maturity will be made in immediately available funds against presentation and surrender of the Certificate representing a PERQS. Notwithstanding the foregoing, (a) if any PERQS are held in book-entry form by the Depositary, the Depositary shall be entitled to receive payments of interest by wire transfer of immediately available funds and (b) a holder of $100,000 or more in aggregate Issue Price of Certificates shall be entitled to receive payments of interest by wire transfer of immediately available funds upon written request to the Trustee not later than 15 calendar days prior to the applicable Interest Payment Date.

Dilution Adjustments

   The Closing Price of Telebras American Depositary Shares on any of the 10 Trading Days (the "10 Trading Days") used to calculate the amount payable at maturity of the PERQS shall be subject to adjustment as described below to the extent that any of the events requiring such adjustment occur during the period commencing on the date hereof and ending on the second Business Day prior to the maturity of the PERQS:

         (i) TELEBRAS STOCK DIVIDENDS, EXTRAORDINARY CASH DIVIDENDS AND OTHER DISTRIBUTIONS. In the event that a dividend or other distribution (A) is declared on any class of Telebras' capital stock (or on the capital stock of any Telebras Survivor, as defined in clause (iv) below) payable in Preferred Shares (or the applicable class of capital stock of any Telebras Survivor) or (B) is to be paid to holders of Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) in U.S. dollars (the U.S. dollar amount of such payment to be determined, if necessary, using the Commercial Market Rate on the Distribution Record Date (as defined below)) in an amount greater than 10% of the Closing Price of the Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) on the Distribution Record Date (an "Extraordinary Cash Dividend"), any Closing Price of Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) used to calculate the amount payable at maturity of the PERQS on any Trading Day that follows the date (the "Distribution Record Date") fixed for the determination of the shareholders of Preferred Shares (or of shares of the applicable class of capital stock of any Telebras Survivor) or in the case of an Extraordinary Cash Dividend, the holders of the Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) entitled to receive such distribution shall be increased by multiplying such Closing Price by the Dividend Adjustment Factor. The "Dividend Adjustment Factor" with respect to any Closing Price will be a fraction (A) the numerator of which shall be the number of Telebras American Depositary Shares (or the number of shares of the applicable class of capital stock of any Telebras Survivor) outstanding on the Distribution Record Date plus (x) the number of Telebras American Depositary Shares (or the number of shares of the applicable class of capital stock of any Telebras Survivor) to be issued as a result of such distribution or (y) in the case of an Extraordinary Cash Dividend, the number of Telebras American Depositary Shares (or number of shares of the applicable class of capital stock of any Telebras Survivor) that could be purchased with the amount of the applicable Extraordinary Cash Dividend (determined as described above) at the Closing Price of such securities on the Trading Day immediately subsequent to such Distribution Record Date, and (B) the denominator of which shall be the number of Telebras American Depositary Shares (or the number of shares of the applicable class of capital stock of any Telebras Survivor) outstanding on the Distribution Record Date; provided, however, that, in the case of a stock dividend, if Telebras (or any Telebras Survivor) and the depositary for its American depositary shares shall have adjusted the number of shares of capital stock represented by each American depositary share so that the price of such American depositary shares would not be affected by such stock dividend, no adjustment of any such Closing Price shall be made.

         (ii) SUBDIVISIONS AND COMBINATIONS OF TELEBRAS PREFERRED SHARES. In the event that the outstanding Preferred Shares (or the applicable class of capital stock of any Telebras Survivor) are subdivided into a greater number of shares, the Closing Price of Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) used to calculate the amount payable at maturity of the PERQS on any Trading Day that follows the date on which such subdivision becomes effective will be proportionately decreased, and, conversely, in the event that the outstanding Preferred Shares (or the applicable class of capital stock of any Telebras Survivor) are combined into a smaller number of shares, such Closing Price will be proportionately increased; provided, however, that if Telebras (or any Telebras Survivor) and the depositary for its American depositary shares shall have adjusted the number of shares of capital stock represented by each American depositary share so that the price of such American depositary shares would not be affected by such subdivision or combination, no adjustment of such Closing Price shall be made.

         (iii) CHANGE IN NUMBER OF TELEBRAS PREFERRED SHARES REPRESENTED BY TELEBRAS AMERICAN DEPOSITARY SHARES. In the event that Telebras (or any Telebras Survivor) and the depositary for its American depositary shares elect, in the absence of any of the events described in clause (i) or (ii) above, to change the number of shares of capital stock that are represented by each American depositary share, the Closing Price of such American depositary shares used to calculate the amount payable at maturity of the PERQS on any Trading Day after the change becomes effective will be proportionately adjusted.

         (iv) DISSOLUTION OF TELEBRAS; MERGERS, CONSOLIDATIONS OR SALES OF ASSETS IN WHICH TELEBRAS IS NOT THE SURVIVING ENTITY; SPIN-OFFS. In the event of any (A) consolidation or merger of Telebras, or any surviving entity or subsequent surviving entity of Telebras (a "Telebras Survivor") with or into another entity (other than a consolidation or merger in which Telebras is the surviving entity), (B) sale, transfer, lease or conveyance of all or substantially all of the assets of Telebras or any Telebras Survivor, (C) liquidation, dissolution or winding up of Telebras or any Telebras Survivor or (D) any declaration of a distribution on Preferred Shares of the common stock of any subsidiary of Telebras (a "Telebras Spin-Off") (any of the events described in (A), (B), (C) or (D), being a "Reorganization Event"), for purposes of determining the amount payable at maturity of each PERQS, the Closing Price of Telebras American Depositary Shares on any Trading Day subsequent to the effective time of any Reorganization Event will be deemed to be the amount equal to (a) the value of the cash and other property (including securities) received by a holder of a Telebras American Depositary Share in any such Reorganization Event (plus, in the case of a Telebras Spin-Off, the value of a Telebras American Depositary Share), and (b) to the extent that such holder obtains securities in any Reorganization Event, the value of the cash and other property received by the holder of such securities in any subsequent Reorganization Event; provided, however, that in the case of a Reorganization Event described in clause (A) above, no adjustment in the method of determining the Closing Price of the American depositary shares of Telebras (or of any Telebras Survivor) shall be made, if the depositary for such American depositary shares shall have adjusted such American depositary shares so that each such American depositary share represents the securities and any other consideration received with respect to the Preferred Shares (or the applicable capital stock of any Telebras Survivor) in such Reorganization Event. For purposes of determining any such Closing Prices, the value of (1) any cash and other property (other than securities) received in any such Reorganization Event will be an amount equal to the value of such cash and other property at the effective time of such Reorganization Event and (2) any property consisting of securities received in any such Reorganization Event will be an amount equal to the Closing Prices of such securities. The depositary for the Telebras American Depositary Shares (or the American depositary shares of any Telebras Survivor) may sell securities distributed to the depositary (as a holder of shares of the underlying capital stock) as a result of the events described in (A) through (D) above and distribute the net cash proceeds of such sales to the holders of Telebras American Depositary Shares (or the American depositary shares of any Telebras Survivor). In such event, the cash received by the holders of such American depositary shares, rather than the Closing Prices of the securities distributed to holders of the underlying shares of capital stock, shall be used in any determination of the Closing Price of such American depositary shares.

         (v) RECLASSIFICATION OF TELEBRAS PREFERRED SHARES. In the event that Preferred Shares are changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (except to the extent otherwise provided in clause (i), (ii) or (iv) above), no adjustment shall be made to the Closing Prices of Telebras American Depositary Shares used to calculate the amount payable at maturity of the PERQS; provided, however, that if as a result of or in connection with such an event, Telebras and the depositary for Telebras American Depositary Shares change the number of Preferred Shares that are represented by a Telebras American Depositary Share, such Closing Prices will be proportionately adjusted with respect to any Trading Day that follows the effectiveness of such change. (No such adjustment to Closing Prices is necessary (except in the circumstances described in the proviso above) because Telebras American Depositary Shares provide that they will, upon such a reorganization, reclassification or other event, automatically represent appropriate numbers of shares of any such different class or classes of capital stock into which Preferred Shares have been changed.) In the event that shares of the applicable class of capital stock of any Telebras Survivor are changed into the same or a different number of shares of any class or classes of capital stock, whether by capital reorganization, reclassification or otherwise (except to the extent otherwise provided in clause (i), (ii) or (iv) above), the amount payable at maturity of the PERQS shall be calculated by using Closing Prices of the shares of capital stock into which a share of the applicable class of capital stock of the Telebras Survivor was changed on any Trading Day that follows the effectiveness of such change, except that no such adjustment shall be made if the American depositary shares of such Telebras Survivor provide that they will, upon such a reorganization, reclassification or other event, automatically represent appropriate numbers of shares of any such different class or classes of capital stock into which the applicable class of stock of any Telebras Survivor has been changed.

   In the case of a PERQS evidenced by a Certificate, the Company shall promptly notify the holder of such Certificate, by first-class mail, of any event requiring an adjustment and of the method of calculation to be used to make any dilution adjustment as described above. In the case of Book-Entry PERQS, notice of any event requiring such an adjustment and of the method of calculation to be used to make any dilution adjustment as described above shall promptly be sent by first-class mail to the Depositary. In each case, the Company also will contemporaneously publish notice of any event requiring such an adjustment and of the method of calculation to be used to make any dilution adjustment in a United States newspaper with a national circulation (currently expected to be The Wall Street Journal).

   NOTWITHSTANDING THE FOREGOING, THE AMOUNT PAYABLE AT MATURITY WITH RESPECT
TO EACH PERQS WILL NOT, UNDER ANY CIRCUMSTANCES, EXCEED            % OF THE
ISSUE PRICE (OR $            PER PERQS).

Redemption; Defeasance

   The PERQS are not subject to redemption prior to maturity and are not subject to the defeasance provisions described in the accompanying Prospectus under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance."

Certificates

   The PERQS initially will be evidenced by certificates in fully registered form (each, a "Certificate"). Chemical Bank, as trustee (the "Trustee"), will from time to time register the transfer of any outstanding Certificate upon surrender thereof at the office of the Trustee which is currently located at 55 Water Street, 2nd Floor, Room 234, North Building, New York, New York 10041 (the "Trustee's Office"), duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee duly executed by the holder thereof, a duly appointed legal representative or a duly authorized attorney. Such signature must be guaranteed by a bank or trust company having a correspondent office in New York City or by a broker or dealer that is a member of the National Association of Securities Dealers, Inc. (the "NASD") or a member of a U.S. national securities exchange. A new Certificate will be issued to the transferee upon any such registration of transfer.

   At the option of a holder, Certificates may be exchanged for other Certificates representing a like number of PERQS, upon surrender to the Trustee at the Trustee's Office of the Certificates to be exchanged. The Company will thereupon execute, and the Trustee will authenticate and deliver, one or more new Certificates representing such like number of PERQS.

   If any Certificate is mutilated, lost, stolen or destroyed, the Company shall execute, and the Trustee shall authenticate and deliver, in exchange and substitution for such mutilated Certificate, or in replacement for such lost, stolen or destroyed Certificate, a new Certificate representing the same number of PERQS represented by such Certificate, but only upon receipt of evidence satisfactory to the Company and to the Trustee of loss, theft or destruction of such Certificate and security or indemnity, if requested, satisfactory to them. Holders requesting replacement Certificates must also comply with such other reasonable regulations as the Company or the Trustee may prescribe.

   No service charge will be made for any registration of transfer or exchange of Certificates, but the Company may require the payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection therewith, other than exchanges not involving any transfer. In the case of the replacement of mutilated, lost, stolen or destroyed Certificates, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Book-Entry PERQS

   Optional Exchange for Book-Entry PERQS. Following the issuance of the PERQS, the Company may, at its option, elect to make the PERQS available in book-entry form ("Book-Entry PERQS"). If the Company makes such an election, holders may (but are not required to) exchange Certificates for Book-Entry PERQS, which will be represented by a beneficial interest in a Global Security (as defined below), by causing the Certificates to be delivered to The Depository Trust Company (the "Depositary"), in proper form for deposit into the Depositary's book-entry system, on or after the Initial Exchange Date (as defined below). Certificates received by the Depositary for exchange during the period commencing on a date designated by the Company (the "Initial Exchange Date") and ending on the 45th day after the Initial Exchange Date (the "Initial Exchange Period") will be exchanged for Book-Entry PERQS by the close of business on the Business Day on which they are received by the Depositary (if received by the Depositary by its then applicable cut-off time for same-day credit) or on the following Business Day (if received by the
Depositary by its then applicable cut-off time for next-day credit).   After
the last day of the Initial Exchange Period, the Depositary will not be required to accept delivery of Certificates in exchange for Book-Entry PERQS, but the Depositary may permit such Certificates to be so exchanged on a case-by-case basis. It is anticipated that after the Initial Exchange Period, Certificates delivered to the Depositary in good order and in proper form for deposit will be accepted by the Depositary for exchange for Book-Entry PERQS generally within three to four Business Days after delivery to the Depositary. However, there can be no assurance that such Certificates will be accepted for exchange or, if accepted, that such exchange will occur within such time period. Certificates surrendered at any time for exchange for Book-Entry PERQS may not be delivered for settlement or transfer until such exchange has
been effected.   Accordingly, persons purchasing PERQS in secondary market
trading after the Initial Exchange Date may wish to make specific arrangements with brokers or the Depositary's participants if they wish to purchase only Book-Entry PERQS and not Certificates.

   In the event that the Company elects to make the PERQS available in book-entry form, it will notify the Depositary, the Trustee and each holder of a Certificate by first-class mail. Exchanges of Certificates for Book-Entry PERQS will commence on the Initial Exchange Date, which will be approximately five Business Days after the date on which the Company notifies the Depositary that it has elected to permit such exchanges.

   In order to be exchanged for Book-Entry PERQS, a Certificate must be delivered to the Depositary, in proper form for deposit, by a participant. Accordingly, holders of PERQS that are not participants must deliver their Certificates, in proper form for deposit, to a participant, either directly or through a brokerage firm that maintains an account with a participant, in order to have their Certificates exchanged for Book-Entry PERQS. Holders of PERQS that desire to exchange their Certificates for Book-Entry PERQS should contact their broker or a participant to ascertain whether the Company has elected to make Book-Entry PERQS available, and if the Company has made such election, to obtain information on procedures for submitting their Certificates to the Depositary, including the proper form for submission and (during the Initial Exchange Period) the cut-off times for same-day and next-day exchange. A Certificate that is held on behalf of a beneficial owner in nominee or "street name" may be automatically exchanged for Book-Entry PERQS by the broker or other entity that is the registered holder of such PERQS, without any action of or consent by the beneficial owner of the PERQS.

   Book-Entry System. Any Book-Entry PERQS will be represented by a single global security (a "Global Security"), which will be deposited with, or on behalf of, the Depositary, and registered in the name of a nominee of the Depositary. Certificates that have been exchanged for Book-Entry PERQS may not be reexchanged for Certificates, except under the limited circumstances described in the accompanying Prospectus under "Description of Debt Securities -- Global Securities." Unless and until it is exchanged in whole or in part for Certificates, the Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary.

   The Depositary has advised the Company and the Underwriters as follows:
The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   A further description of the Depositary's procedures with respect to the Global Securities representing the PERQS is set forth in the accompanying Prospectus under "Description of Debt Securities -- Global Securities." The Depositary has confirmed to the Company, the Underwriters and the Trustee for the PERQS that it intends to follow such procedures.


                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of the principal U.S. federal income tax considerations that are generally relevant to holders of PERQS, and, to the extent it contains legal conclusions, is based on the opinion of Davis Polk & Wardwell, special tax counsel to the Company. The summary is based on tax laws in effect as of the date of this Prospectus Supplement, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not discuss all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold PERQS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and does not deal with persons subject to special rules, such as certain financial institutions, insurance companies, dealers in options or securities or purchasers holding PERQS as a part of a hedging transaction or straddle or as part of a "synthetic security" or other integrated investments. This summary also does not deal with holders other than initial holders of the PERQS who purchase PERQS at the Issue Price.

   The Company currently intends to treat the PERQS as indebtedness of the Company for U.S. federal income tax purposes. Such treatment is binding on the Company and on all holders of the PERQS except for holders who disclose on their tax returns that they are treating the PERQS in a manner inconsistent with the Company's treatment. The Company's treatment of the PERQS is not, however, binding upon the Internal Revenue Service (the "IRS") or the courts, and there can be no assurance that it will be accepted. Because of the absence of authority on point, there are substantial uncertainties regarding the U.S. federal income tax consequences of an investment in PERQS. Prospective purchasers are urged to consult their tax advisors in this regard and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

   As used herein, the term "United States Holder" means a holder of a PERQS that is (i) a United States citizen or a resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source or
(iv) a person otherwise subject to U.S. federal income taxation on a net income basis in respect of such holder's ownership of the PERQS.

   As used herein, the term "Non-U.S. Holder" means a holder of a PERQS that is not a United States Holder.


Tax Consequences to United States Holders

   Payments of Interest on the PERQS. The Company currently intends to treat the full amount of each periodic interest payment on the PERQS as reportable interest. Under this approach, such interest would be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the holder's method of accounting for U.S. federal income tax purposes. However, if the PERQS are not treated as indebtedness of the Company, it is possible that all or a portion of the interest paid on the PERQS could be treated as ordinary income other than interest income.

   Although proposed Treasury regulations addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of debt, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

   Sale, Exchange or Retirement of a PERQS. Upon the sale, exchange or retirement of a PERQS, a United States Holder will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such holder's tax basis in the PERQS. For these purposes, the amount realized does not include any amount attributable to accrued interest on the PERQS. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest on the PERQS" above.

   In general, any gain or loss recognized by the holder upon the sale or exchange of the PERQS will be long-term capital gain or loss if the United States Holder has held the PERQS for more than one year at the time of the sale or exchange.

   It is likely that any loss on the retirement of a PERQS will be a capital loss. However, it is unclear whether gain on the retirement of a PERQS will be capital or ordinary in character. Under the proposed Treasury regulations dealing with contingent debt obligations, any such gain would be treated as interest income, assuming that the PERQS constitute indebtedness of the Company, and any such loss would be a capital loss. However, pending the issuance of definitive regulatory guidance, the Company does not currently intend to treat the payment of principal at maturity as reportable interest.

Tax Consequences to Non-U.S. Holders

   Under present U.S. federal income and estate law and subject to the discussion of backup withholding below, the Company believes that:

         (a) Payments of periodic interest and principal at maturity on the PERQS by the Company to any Non-U.S. Holder should not be subject to U.S. federal withholding tax, provided that (i) the holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (iii) the holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and
   (iv) either (a) the beneficial owner of the PERQS certifies to the Company or its agent, under penalties of perjury, that it is not a United States Holder and provides its name and address on United States Treasury Form W-8 (or a suitable substitute form) or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the PERQS certifies to the Company or its agent under penalties of perjury that such a Form W-8 (or a suitable substitute form) has been received by it (or by a financial institution between it and the beneficial owner) from the beneficial owner and furnishes the payor with a copy thereof. Provided that proper certifications as described above are furnished, the Company does not currently intend to withhold on payments of interest and principal on the PERQS. In the event of a change of U.S. federal income tax law (including a change in the interpretation of law or regulation by any judicial or regulatory authority), U.S. federal withholding tax may be imposed on payments of interest and principal on the PERQS. In such event, these payments would be treated as "other income" exempt from withholding under certain tax treaties (such as the income tax treaty between the United Kingdom and the United States). Therefore, any Non-U.S. Holder who is a resident in a jurisdiction where the applicable treaty with the United States affords an exemption for such income would be exempt from withholding tax if a Form 1001 (or a suitable substitute form) were furnished by such holder.

         (b) Generally, a Non-U.S. Holder will not be subject to U.S. federal income taxes on any amount recognized upon the sale, exchange or retirement of a PERQS unless in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or retirement and has a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States.

         (c) Unless an applicable estate tax treaty provides otherwise, the fair market value of the PERQS may be includible in the gross estate of a non-resident alien individual for U.S. federal estate tax purposes.

Backup Withholding and Information Reporting

   Payments of principal and interest and proceeds from the sale or exchange of a PERQS may be subject to a United States backup withholding at the rate of 31% if the holder fails to provide appropriate certifications (generally, by completing a Form W-9 or an acceptable substitute form in the case of a United States Holder and by completing a Form W-8, Form 1001 or an acceptable substitute form in the case of a Non-U.S. Holder). Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's U.S. federal income tax provided the required information is furnished to the Internal Revenue Service.

   Payments to Non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S.


            ERISA MATTERS FOR PENSION PLANS AND INSURANCE COMPANIES

   The Company and certain affiliates of the Company, including MS & Co., may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Code with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the PERQS are acquired by or with the assets of a pension or other employee benefit plan subject to ERISA or the Code with respect to which MS & Co. or any of its affiliates is a service provider, unless such PERQS are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. The assets of such pension or other employee benefit plan may include assets held in the general account of an insurance company that are deemed to be "plan assets" under ERISA. Any insurance company or pension or employee benefit plan proposing to invest in the PERQS should consult with its legal counsel.


                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof among the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase, the number of PERQS set forth opposite its name below:

                                                Number of
        Name                                      PERQS
        ----                                    ---------

        Morgan Stanley & Co. Incorporated..
        Oppenheimer & Co., Inc.  ..........


                                                ---------
             Total.........................     1,500,000
                                                =========

   The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the PERQS are subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the PERQS (other than those covered by the over-allotment option described below) if any such PERQS are taken.

   The Underwriters initially propose to offer the PERQS directly to the public at the applicable public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in
excess of $       per PERQS.  After the initial offering of the PERQS, the
offering price and other selling terms may from time to time be varied by the Underwriters.

   Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an aggregate of 225,000 additional PERQS at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase PERQS solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the PERQS offered hereby.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

   Application has been made to list the PERQS on the AMEX. The Company will use its best efforts to maintain the listing of the PERQS on the AMEX or a U.S. national securities system or another self-regulatory organization whose rules and regulations are filed with the Commission pursuant to the Exchange Act. In addition, the Company has been advised by the Underwriters that they currently intend to make a market in the PERQS as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the PERQS and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurances can be given as to the liquidity of the market for the PERQS.

   This Prospectus Supplement and the accompanying Prospectus may be used by MS & Co. in connection with offers and sales of the PERQS in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. MS & Co. may act as principal or agent in such transactions.

   MS & Co. is a wholly owned subsidiary of the Company. The offering of the PERQS and any market-making activities of MS & Co. will comply with the requirements of Schedule E of the By-Laws of the NASD regarding an NASD member firm's underwriting securities of an affiliate.

   The Underwriters and any dealers utilized in the sale of the PERQS will not confirm sales to accounts over which they exercise discretionary authority.